Exhibit 4.6

Lease Agreement

Lessor (hereinafter referred to as Party A): Yan Deqin

ID Number: [*****]

Lessee (hereinafter referred to as Party B): Beijing REIT Equipment Technology Co., Ltd.

Party A and Party B have reached the following agreement regarding the lease of the property:

I. Property and Lease Term

Party A leases to Party B the commercial shop located at No. 39, Block A, Yidajie, Pedestrian Street, Langfang City, Hebei Province for office use. The lease term is from March 1, 2023, to February 28, 2028, totaling five years.

II. 1. The annual rent for this property is 55,000 yuan (rent is paid semi-annually). Party B shall pay the rent for the current period one month in advance. During the first three years of the lease, Party A promises not to increase the rent. From the fourth year onward, the rent may be increased, but the increase shall not exceed 10%. If the rent fluctuation range exceeds 20% of the original rent after three years, both parties may negotiate a solution.

2. Party B shall pay the rent to Party A as agreed. If Party B defaults on the rent payment without justification, Party A has the right to charge Party B a late fee of 1% of the outstanding rent per day.

3. Party A provides a gas stove that can be used normally, and Party B is responsible for adding heating facilities such as radiators.

4. Party B is responsible for dismantling and clearing away any remaining decoration items and debris in the property.

III. Expenses During the Lease

During the lease period, all related expenses such as gas fees, property management fees, water and electricity fees, and sanitation fees shall be borne by Party B. After the lease ends, Party B needs to settle any outstanding fees.

IV. Use and Maintenance of the Property

During the lease period, Party B shall not sublet or lend the property to others, and shall not change the structure or purpose of the property. If the property is damaged due to Party B’s reasons, Party B shall be responsible for the repair. If the property is damaged due to natural causes, Party A shall be responsible for the repair. During the lease period, Party B shall be responsible for waterproofing, fire prevention, theft prevention, and property safety within the property. Any losses caused by this shall be borne by Party B.

V. Legal Guarantees

Party A guarantees that there are no legal disputes regarding the property’s ownership. If any disputes arise and cause any losses to Party B, Party A shall be responsible for the losses.

VI. Dispute Resolution

If a dispute arises regarding this contract and cannot be resolved through negotiations between both parties, any party has the right to file a lawsuit with the local court in Langfang to seek judicial resolution.

VII. Supplementary Provisions

If there are any matters not covered in this contract, they shall be subject to the relevant laws and regulations. Both parties shall negotiate and make supplementary provisions, which shall have the same legal effect as this contract.

IX. Execution of the Contract

This contract is made in duplicate, with each party holding one copy. It shall take effect upon signature by both parties. Attached are the ID card copies of both parties.

Party A (Signature): /s/ Yan Deqin
Contact Phone: [*****]
Date: February 6, 2023

Party B (Signature): Beijing REIT Equipment Technology Co., Ltd. [Stamp Affixed Here]
Contact Phone: [*****]

Date: February 6, 2023